FORM 8-A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

NATURAL GAS SERVICES GROUP, INC.
(Exact name of registrant as specified in its charter)

Colorado	75-2811855
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

508 West Wall Street, Suite 550 Midland, Texas	79701
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, $0.01 par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

None
(Title of Class)

Item 1.   **Description of Registrant's Securities to be Registered**.

General

This registration statement on Form 8-A relates to the registration of common stock, $0.01 par value (the "Common Stock"), of Natural Gas Services Group, Inc., a Colorado corporation (the "Company") pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the listing of the Common Stock on the New York Stock Exchange (the "NYSE"). The Common Stock is presently quoted on the American Stock Exchange ("AMEX"). Upon the commencement of trading of Common Stock on the NYSE, the Company intends to withdraw its inclusion of Common Stock on AMEX.

The following summary does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company's Articles of Incorporation, as amended (the "Amended Articles"), and Bylaws (the "Bylaws"), copies of which are incorporated herein by this reference.

Common Stock

The Company currently is authorized to issue 30,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, and as of September 9, 2008, (i) 12,093,833 shares of Common Stock are currently issued and outstanding, (ii) 451,169 shares are reserved for issuance under the Company's 1998 Stock Option Plan; and (iii) 45,000 shares are reserved for issuance upon exercise of a Non-Statutory Stock Option Agreement dated August 24, 2005 issued to an executive officer of the Company.

Each share of Common Stock entitles the holder thereof to one vote on each matter for which shareholders are entitled to vote. A majority of the outstanding shares of the Common Stock of the Company entitled to vote at meetings of shareholders, present in person or by proxy, constitute a quorum at any meeting of shareholders. Matters are generally decided by the affirmative vote of a majority of the shares of the Common Stock of the Company present in person or by proxy and entitled to vote. The Board of Directors is elected by plurality and cumulative voting is not allowed. Thus, at each election of directors, that number of candidates equaling the number of directors to be elected, having the highest number of votes cast in favor of their election, shall be elected to the Board of Directors.

Holders of Common Stock are entitled to dividends out of funds legally available for such dividends when, if and as declared by the Board of Directors. The holders of Common Stock are entitled to receive pro rata according to their stockholdings all of the Company's assets available for distribution to shareholders in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or other winding up of the Company, subject to any senior rights of preferred stockholders, if any. Shares of Common Stock are not liable to assessment or further call. The Common Stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

Restrictions on Acquisition of the Company and Modification of Shareholders' Rights

Certain Provisions in the Amended Articles and Bylaws

The following discussion is a general summary of certain provisions of the Amended Articles and Bylaws of the Company which may be deemed to have certain anti-takeover effects and/or which may act to modify the rights of shareholders.

Preferred Stock Authorization. The Company's Amended Articles authorize the issuance of up to 5,000,000 shares of preferred stock. The shares of preferred stock may be issued in one or more series from time to time with such designations, rights, preferences and limitations as our Board of Directors may determine without the approval of our shareholders. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by our Board of Directors, including, without limitation, the rate of dividends, method or nature or prepayment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions, conversion rights and voting rights. Thus, a future series of preferred stock may have voting and/or economic rights and terms which are senior to the Company's common stock. The ability of the Company's Board of Directors to issue preferred stock could also be used by it as a means for resisting a change in our control and can therefore be considered an anti-takeover device. No shares of preferred stock are outstanding as of the date of this Registration Statement.

Size of Board. The Bylaws provide that the size of the Board of Directors may not be changed except (i) by a resolution adopted by at least 80% of the votes entitled to be cast by each shareholder voting group entitled to vote thereon, or (ii) by unanimous consent of the Board of Directors. This provision of the Bylaws may not be changed except upon approval by at least 80% of the votes entitled to be cast by each voting group entitled to vote thereon.

Filling Vacancies on Board. Except with respect to a vacancy on the Board of Directors due to the removal of the Director, any vacancy on the Board may be filled by the affirmative vote of a majority of the shareholders or the Board of Directors. As a result of the ability of the Board to fill a vacancy, such new directors may not be up for shareholder election at the next annual meeting due to the staggered Board classification described below. The overall effect of these provisions may be to prevent a person or entity from immediately acquiring Board control.

Removal of Directors. The Bylaws provide that any Director or the entire Board of Directors may be removed for cause only at a special meeting of the shareholders by the affirmative vote of at least 80% of the votes entitled to be cast by each voting group entitled to vote thereon at such meeting, if notice of the intention to act upon such matter shall have been given in the notice calling the meeting. The Bylaws also provide that vacancies arising as a result of the removal of directors by shareholder action may be filled at such meeting by the affirmative vote of at least 80% of the shares of the votes entitled to be cast by each voting group entitled to vote thereon. This provision of the Bylaws may not be changed except upon approval by at least 80% of the votes entitled to be cast by each voting group entitled to vote thereon.

Staggered Board of Directors. The Company's Amended Articles provide that the Board of Directors is to be divided into three classes, each class to be as nearly equal in number as possible. At each annual meeting of shareholders, members of one of the classes, on a rotating basis, are elected for a three year term. The staggered Board provision cannot be amended or repealed by the directors and cannot be amended or repealed without the affirmative vote of the holders of at least 80% of the votes entitled to be cast in the election of directors.

Virtually No Ability to Act by Written Consent. The Company's Amended Articles only allow shareholder action to be taken by written consent if such consent is unanimous, meaning that each and every shareholder would have to sign the consent.

Limited Ability for Shareholders to Call a Special Meeting. The Bylaws only permit shareholders to call a special meeting if the Company receives one or more written demands for the meeting, stating the purpose or purposes of the meeting, signed and dated by holders of shares representing at least 10% of all votes entitled to be cast on any issue proposed to be considered at the meeting.

No cumulative voting. Cumulative voting in the election of directors is not allowed.

Indemnification. The Amended Articles provide that the directors and officers of the Company shall be indemnified and shall be advanced expenses incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding arising out of their status as directors and officers to the fullest extent allowed by law.

Item 2.   Exhibits.

List below all exhibits field as part of the registration statement:

EXHIBIT NUMBER	DESCRIPTION
3.1*	Articles of Incorporation.
3.2*	Amendment to Articles of Incorporation dated March 31, 1999, and filed May 25, 1999.
3.3*	Amendment to Articles of Incorporation dated July 25, 2001, and filed July 30, 2001.
3.4*	Bylaws.

* Incorporated by reference to the corresponding exhibit filed with the registrant's Registration Statement on Form S-B2 filed with the Securities and Exchange Commission on May 15, 2002 (Registration No. 333-88314).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Natural Gas Services Group, Inc.

October 24, 2008

By:/s/ Stephen C. Taylor
Stephen C. Taylor, Chief Executive Officer